Filed by Equity One, Inc.
Pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended
Subject Company: Equity One, Inc.
Commission File No: 000-1042810

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Equity One, Inc. ("Equity One") with the SEC in connection with its proposed acquisition of United Investors Realty Trust ("United Investors") because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed by Equity One with the SEC at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and such other documents may also be obtained for free from Equity One by directing such requests to Equity One, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Director of Investor Relations (telephone: (305) 947-1664).

Equity One and United Investors, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. A description of any interests that Equity One's and United Investors' directors and executive officers have in the proposed transaction will be contained in the proxy statement/prospectus.

The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Equity One's forward-looking statements, including the following factors: changes in macro-economic conditions and the demand for retail space in Florida and Texas; the continuing financial success of Equity One's and United Investors' current and prospective tenants; Equity One's ability to successfully integrate the operations of United Investors into the Equity One organization; Equity One's ability to realize economies of scale; continuing supply constraints in Equity One's and United Investors' current markets; and other risks, which are described in Equity One's and United Investors' Form 10-K and most recent Form 10-Q, which are on file with the Securities and Exchange Commission and which will be set forth in the proxy statement/prospectus regarding the transaction.

A registration statement relating to the Equity One securities to be issued in the acquisition of United Investors by Equity One has not yet been filed with the SEC. The securities may not be sold nor may offers to buy be submitted prior to the time the applicable registration statement becomes effective. The attached press release shall not be deemed to contain an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

THE FOLLOWING PRESS RELEASE WAS ISSUED BY EQUITY ONE, INC.
ON MAY 31, 2001

FOR IMMEDIATE RELEASE:
May 31, 2001

Equity One, Inc. to Acquire United Investors Realty Trust for Stock and Cash

North Miami Beach, FL, May 31, 2001 - Equity One, Inc. (NYSE:EQY) announced today that it has agreed to acquire United Investors Realty Trust, or UIRT, a publicly traded real estate investment trust (NasdaqNM:UIRT), which owns 25 properties throughout Florida and Texas, predominantly all of which are supermarket or other retail anchored shopping centers.

In connection with the acquisition, Equity One will pay the UIRT shareholders cash in the aggregate amount of approximately $33 million and Equity One common stock valued for the purposes of the acquisition at approximately $33 million. The actual number of shares of common stock to be issued by Equity One will depend on the 20-day weighted average trading price of Equity One common stock as of the closing of the acquisition, not to exceed $12.50 or, except at Equity One's election, be less than $11.30 per share. Yesterday's closing price of Equity One common stock was $12.12. In addition, Equity One may elect to pay a greater percentage of the total consideration under certain circumstances in its common stock rather than cash.

The UIRT transaction is valued at approximately $155 million, which includes transaction costs, the assumption of approximately $82 million in debt, and the payment of the consideration to UIRT shareholders. The transaction is subject to shareholder approval; to the consent of Centrefund Realty Corporation (TSE:CFE), the indirect parent of CEFUS; as well as other customary conditions, and is expected to close in the fourth quarter of 2001.

Incorporating the effect of the previously announced transaction to acquire Centrefund Realty (U.S.) Corporation ("CEFUS"), the UIRT transaction will increase Equity One's total assets to $678 million. Following the closing of the UIRT and CEFUS transactions, Equity One will own partial interests in 10 partnerships which own or are developing supermarket or other retail anchored shopping centers in Florida and Texas, and will own and operate 86 properties totaling more than 8.7 million square feet ("SF") as follows:

FLORIDA	TEXAS	OTHER STATES	TOTAL

	Number	SF (000's)	Number	SF (000's)	Number	SF (000's)	Number	SF (000's)

Supermarket anchored	34	4,013	17	1,358	4	441	55	5,812
Drug Store anchored	3	465	0	0	0	0	3	465
Other Retail	6	552	13	1,607	0	0	19	2,159
Other Properties	7	239	2	58	0	0	9	297
Total	50	5,269	32	3,023	4	441	86	8,733

"This transaction is another example of our ability to act as a strategic consolidator within the shopping center sector," noted Chaim Katzman, Chairman of the Board and Chief Executive Officer of Equity One. "Equity One will emerge as the third largest supermarket-anchored shopping center real estate investment trust in both Florida and fourth in Texas, two of the fastest growing states in the country."

Doron Valero, Equity One's President and Chief Operating Officer, stated, "The acquisition of UIRT's portfolio provides Equity One with value added opportunities, as well as management efficiencies. It also strengthens our Texas base enabling us to be more active in pursuing other acquisitions."

Commenting on the economics of the transaction, Howard Sipzner, Chief Financial Officer of Equity One stated, "We expect that the UIRT transaction will be $0.01 accretive to Equity One's funds from operations ("FFO") per share in the fourth quarter of 2001, and $0.05 accretive to FFO per share in 2002, in addition to the previously announced benefits of the CEFUS transaction which we expect will close in the third quarter of 2001. Furthermore, the UIRT transaction will increase our equity market capitalization to over $325 million, and should provide increased liquidity for our institutional and retail shareholders."

About Equity One

Equity One, Inc. (NYSE:EQY) is a self-administered, self-managed real estate investment trust that principally acquires, renovates, develops and manages community and neighborhood shopping centers anchored by national and regional supermarket chains. The Company's portfolio currently consists of 33 properties, primarily located in metropolitan areas of Florida; they include 24 supermarket-anchored shopping centers, 1 drug store-anchored shopping center, 2 other retail-anchored shopping centers, 5 commercial properties and 1 development site. Following the closing of the CEFUS transaction, Equity One will own a total of 61 properties, primarily located in metropolitan areas of Florida and Texas; they include 39 supermarket-anchored shopping centers, 2 drug store-anchored shopping center, 13 other retail-anchored shopping centers, 6 commercial properties, 1 development site and interest in 9 joint venture properties. For more information please visit Equity One's website at www.equityone.net.

About United Investors Realty Trust

United Investors Realty Trust is a Houston-based equity real estate investment trust and owns interests in 24 neighborhood and community shopping centers in Texas (15), Florida (5), Arizona (3), and Tennessee (1). United Investors' common shares of beneficial interest trade in the NASDAQ Stock Market under the ticker symbol, "UIRT," and on the Pacific Exchange under the symbol, "UIR."

Forward Looking Statements

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for retail space in Florida and Texas; the continuing financial success of Equity One's and UIRT's current and prospective tenants; Equity One's ability to successfully integrate the operations of UIRT into the Equity One organization; Equity One's ability to realize economies of scale; continuing supply constraints in Equity One's and UIRT's current markets; and other risks, which are described in Equity One's and UIRT's Form 10-K and most recent Form 10-Q, which are on file with the Securities and Exchange Commission and which will be set forth in the registration statement regarding the transaction.